                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C.

                                 FORM U-3A-2\A

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
         Provisions of the Public Utility Holding Company Act of 1935
                     To Be Filed Annually Prior to March 1

                                  ENRON CORP.
                            (an Oregon corporation)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form amends and restates in its entirety the Form U-3A-2 filed by Enron Corp. with the Securities and Exchange Commission on February 26, 1999, and is effective for the reporting period ended December 31, 1998.

           1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                     SEE  APPENDIX I.

           2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                     SEE  APPENDIX II.

           3. The following information of the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

                     Electric Energy:
                               Retail:    17,443,473,000  kWh
                               Wholesale: 10,869,157,000  kWh
                     Natural or Manufactured Gas:  None

           (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                     None

           (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line:

                     9,245,440,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

                     8,225,614 Mcf of natural gas with ultimate use in California.

           (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                     Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of Oregon:

                     14,524,929,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

                     44,009,693 Mcf - Natural gas purchases outside the State of Oregon.

           Note: Reference is made to that certain letter, dated January 19, 1999, from Mr. Robert P. Wason, Chief Financial Analyst of the Securities and Exchange Commission, to "All Past-Year Filers" of Form U-3a-2 requesting, with respect to the information supplied under this Item 3, the identity of "the state in which the sales or purchases are made and the amount of their associated revenues or expenses." Except as provided above in response to this Item 3, PGE does not currently track the additional requested information with respect to wholesale transactions and it is not possible for PGE to identify specific states involved in the sale or purchase of wholesale energy or gas. Wholesale energy and gas sales typically pass through several states on their way to the ultimate retailer and PGE has no method to track the state of the purchase or sale of wholesale transactions.

           4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                          EXEMPT WHOLESALE GENERATORS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     % ENRON
                SUBSIDIARY             INCORPORATION/      CITY          STATE                 PURPOSE              OWNERSHIP
                                          FORMATION
---------------------------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC             Delaware        Tehachapi     California     To own and operate a 40MW            78.33
                                                                                      wind turbine generation           See
                                                                                      facility under development     Exhibit C,
                                                                                      near Palm Springs,               Page 1
                                                                                      California and to sell the
                                                                                      power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited        England         London        England        To hold Enron Power Corp.'s         100.00
                                                                                      equity positions in the
                                                                                      various joint venture
                                                                                      projects being developed in
                                                                                      the United Kingdom.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.               California      Tehacahapi    California     To own and operate wind              78.33
                                                                                      turbine generation
                                                                                      facilities and to sell the
                                                                                      power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV        China           Haikou,       China          To develop, build, own,             100.00
                                                         Hainan                       operate, maintain, manage,
                                                         Province                     and administer the power
                                                                                      plant, arrange financing for
                                                                                      the power plant, and produce
                                                                                      and sell electricity.
---------------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C.      Delaware        Tehachapi     California     To own and operate a                0.7833
                                                                                      107.25MW wind turbine
                                                                                      generation facility under
                                                                                      development near Lake
                                                                                      Benton, Minnesota and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners II L.L.C.   Delaware        Tehachapi     California     To own and operate a 103.5MW         78.33
                                                                                      wind turbine generation
                                                                                      facility under development
                                                                                      near Lake Benton, Minnesota
                                                                                      and to sell the power
                                                                                      generated there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC        California      Tehachapi     California     To own and operate a 112MW           78.33
                                                                                      wind turbine generation
                                                                                      facility under development
                                                                                      near Alta, Iowa, and to sell
                                                                                      the power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC       Delaware        Tehachapi     California     To own and operate a 80.25MW         78.33
                                                                                      wind turbine generation
                                                                                      facility under development
                                                                                      near Alta, Iowa, and to sell
                                                                                      the power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S. Turkey          Kavaklidere/  Turkey         To build and operate power           50.00
                                                         Ankara                       stations; to generate
                                                                                      wholesale electrical energy.
---------------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I     California      Tehacahapi    California     To own and operate a 19.5MW        0.39165
                                                                                      wind turbine generation
                                                                                      facility located near Palm
                                                                                      Springs, California, and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II    California      Tehacahapi    California     To own and operate a 10.4MW        0.39165
                                                                                      wind turbine generation
                                                                                      facility located near Palm
                                                                                      Springs, California, and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,       California      Tehacahapi    California     To own and operate a 14.2MW         0.7833
  Series 85-A                                                                         wind turbine generation facility
                                                                                      located near Tehachapi,
                                                                                      California and to sell the
                                                                                      power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,       California      Tehacahapi    California     To own and operate a 21.4MW         0.7833
  Series 85-B                                                                         wind turbine generation
                                                                                      facility located near
                                                                                      Tehachapi, California
                                                                                      and to sell the power
                                                                                      generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,       California      Tehacahapi    California     To own and operate an 18MW          0.7833
  Series 85-C                                                                         wind turbine generation
                                                                                      facility located in
                                                                                      Alameda County, California
                                                                                      and to sell the power
                                                                                      generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                            Delaware        Tehacahapi    California     To own and operate a 20MW           39.165
                                                                                      wind turbine generation
                                                                                      facility located near
                                                                                      Tehachapi, California and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------


                           FOREIGN UTILITY COMPANIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        %ENRON
             SUBSIDIARY              INCORPORATION/      CITY        STATE                  PURPOSE                    OWNERSHIP
                                        FORMATION
---------------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                 Philippines     Batangas     Philippines  To own and operate a power plant         100.00
                                                                                 facility in Batangas, Republic
                                                                                 of the Philippines.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.       Brazil          Bahia        Brazil       Gas distribution company in the           41.50
                                                                                 state of Bahia.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina   Brazil          Santa        Brazil       Gas distribution company in the           41.00
  S.A.                                                 Catarina                  state of Santa Catarina.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de  Brazil          Rio de       Rio de       To build, own and operate a             25.3833
  Janeiro                                              Janeiro      Janeiro      pipeline network in the State of
                                                                                 Rio de Janeiro, Brazil.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.      Brazil          Paraiba      Brazil       Gas distribution company in the           41.50
                                                                                 state of Paraiba.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.     Brazil          Parana       Brazil       Gas distribution company in the           24.50
                                                                                 state of Parana.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.   Brazil          Pernambuco   Brazil       Gas distribution company in the           41.50
                                                                                 state of Pernambuco.
---------------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                 India           Dabhol       India        To develop, construct, own and            50.00
                                                                                 operate a power station and LNG
                                                                                 regasification facility and
                                                                                 associated port facilities.
---------------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                   Bermuda         Hato Rey     Puerto Rico  To design, construct and own a            50.00
                                                                                 power generating facility in
                                                                                 Puerto Rico.
---------------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2     Cayman Islands  Grand        Cayman       To be utilized in connection             100.00
  Ltd.                                                 Cayman       Islands      with the bid to purchase shares
                                                                                 in PROMIGAS S.A., ESP.
---------------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala,     Guatemala       Guatemala    Guatemala    Development and construction of          100.00
  S.A.                                                 City                      a power facility in Guatemala.
---------------------------------------------------------------------------------------------------------------------------------

                                                                              4

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         %ENRON
               SUBSIDIARY            INCORPORATION/      CITY       STATE                  PURPOSE                      OWNERSHIP
                                        FORMATION
---------------------------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos    Brazil          Sao Paulo    Brazil       Owns and operates a transmission          89.99
  S/A                                                                            system for the distribution of
                                                                                 electricity throughout Sao Paulo
                                                                                 and Mato Grosso do Su.
---------------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.        Brazil          Sergipe      Brazil       Gas distribution company in the           41.50
                                                                                 state of Sergipe.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources      England         London       England      To hold Enron Power Corp.'s              100.00
  Limited                                                                        equity positions in the various
                                                                                 joint venture projects being
                                                                                 developed in the United Kingdom.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.        Delaware        Tamuning     Guam         To own and operate a power plant          50.00
                                                                                 facility in Piti, Guam.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                   Delaware        Houston      Texas        To provide a deconsolidated              100.00
                                                                                 entity for tax purposes into
                                                                                 which earnings of Transportadora
                                                                                 de Gas del Sur, S.A., Batangas
                                                                                 Power Corp., and Subic Power
                                                                                 Corp. will flow.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside      England         London       England      Operations and Management                 50.00
---------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.        Philippines     Metro        Philippines   Holding company for interests           100.00
                                                       Manila                     in power plant facilities in
                                                                                  the Republic of the Philippines.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating     Delaware        Houston      Texas        Operation of Philippine based            100.00
  Corp.                                                                          power generating facility at
                                                                                 Batangas.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.              Philippines     Manila       Philippines  Lease and operate electric/power         100.00
                                                                                 generating facilities.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited    England and     London       England      Operator of Teesside Utilities           100.00
                                       Wales
---------------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                  Brazil          Alagoas      Brazil       Gas distribution company in the           41.50
                                                                                 state of Alagoas.
---------------------------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                Colombia        Barranquilla Colombia     Gas distribution company serving          17.07
                                                                                 various locations in Colombia.
---------------------------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.        Colombia        Barranquilla Colombia     Gas distribution company serving          30.99
                                                                                 Atlantico, Magdalena and Cesar,
                                                                                 Colombia.
---------------------------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.     Colombia        Barranquilla Colombia     Gas distribution company serving           6.21
                                                                                 Guajira, Colombia.
---------------------------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.     Colombia        Barranquilla Colombia     Gas distribution company serving          15.00
                                                                                 Caldas, Risaralda, Quindio and
                                                                                 Valle del Cauca, Colombia.
---------------------------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                        Colombia        Barranquilla Colombia     Gas distribution company serving          14.00
                                                                                 various locations in Colombia.
---------------------------------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.       Netherlands     Rotterdam    Netherlands  To operate a power station, a            100.00
                                                                                 liquid natural gas
                                                                                 regasification facility and
                                                                                 certain marine works being
                                                                                 constructed near Dabhol,
                                                                                 Maharashtra, India.
---------------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                Colombia        Barranquilla Colombia     Engaged in business of natural            39.54
                                                                                 gas transportation, operation of
                                                                                 natural gas pipelines for third
                                                                                 parties, pipeline services and
                                                                                 utilization of compressed
                                                                                 natural gas.
---------------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.           Delaware        Puerto       Guatemala    Owns power station on the West            50.00
                                                       Quetzal                   Coast of Guatemala.
---------------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                          Brazil          Rio de       Rio de       To build, own and operate a gas          29.335
                                                       Janeiro      Janeiro      pipeline network in the State of
                                                                                 Rio de Janeiro, Brazil.
---------------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.           Puerto Rico     Mirimar      Puerto Rico  Distribution and sale of gas via         100.00
                                                       Santurce                  underground pipeline system in
                                                                                 San Juan, Puerto Rico.
---------------------------------------------------------------------------------------------------------------------------------

                                                                              5

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         %ENRON
            SUBSIDIARY              INCORPORATION/      CITY        STATE                  PURPOSE                     OWNERSHIP
                                       FORMATION
---------------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                        Italy           N/A          Italy        To participate in the Sarlux              45.00
                                                                                 IGCC Power Project.
---------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited     Turks & Caicos  Grand        Turks &      To construct, acquire and own,            85.00
  Partnership                          Isles           Turk         Caicos,      manage and operate the project
                                                                    Island,      (a 185 MW barge -mounted power
                                                                    B.W.I.       generation facility.)
---------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership  Turks & Caicos  Grand        Turks &      To operate and maintain the               50.00
                                       Isles           Turk         Caicos,      approx. 185 MW power  plant to
                                                                    Island,      be constructed near Puerto
                                                                    B.W.I.       Plata, Dom. Rep.
---------------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                    Philippines     Olangapo     Philippines  To design, construct, own and             50.00
                                                                                 operate power generating
                                                                                 facilities in the Republic of
                                                                                 the Philippines.
---------------------------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                Colombia        Barranquilla Colombia     Gas distribution company serving          80.07
                                                                                 Bolivar, Cordova and Sucre,
                                                                                 Colombia.
---------------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                  England         London       England      Development of a gas-fired power          25.00
                                                                                 plant located at Sutton Bridge
                                                                                 in Lincolnshire, England.
---------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited      England         London       England      Responsible for the gas liquids          100.00
                                                                                 and gas processing plant being
                                                                                 built in conjunction w/Teesside
                                                                                 Cogen plant.
---------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited  England         London       England      Responsible for gas supply going         100.00
                                                                                 to the Teesside Cogen plant.
---------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited      England         London       England      Main Activity:  Holding Company           85.00
---------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited               England         London       England      Owns the power station at                 42.50
                                                                                 Teesside, England.
---------------------------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                         Colombia        Barranquilla Colombia     Gas distribution company serving          18.69
                                                                                 various locations in Colombia.
---------------------------------------------------------------------------------------------------------------------------------

           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

           SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  (For calendar year ended December 31, 1998)

-------------------------------------------------------------------------------------------------------------------------
                                                                                    GUARANTEES/
                           SUBSIDIARY                   CAPITAL INVESTED           RECOURSE DEBT            NOTES
-------------------------------------------------------------------------------------------------------------------------
                   EXEMPT WHOLESALE GENERATORS
-------------------------------------------------------------------------------------------------------------------------
Cabazon Power Partners LLC                                Equity
                                                          1,000
-------------------------------------------------------------------------------------------------------------------------
Enron Europe Operations Limited                           Equity
                                                          --
-------------------------------------------------------------------------------------------------------------------------
Enron Wind Systems, Inc.                                  Equity
                                                          5,075,000
-------------------------------------------------------------------------------------------------------------------------
Hainan Meinan Power Company CJV                           Equity/Debt
                                                          144,632,000
-------------------------------------------------------------------------------------------------------------------------
Lake Benton Power Partners L.L.C.                         Equity
                                                          54,087,000
-------------------------------------------------------------------------------------------------------------------------
Lake Benton Power Partners II LLC                         Equity                      81,855,000
                                                          1,000
-------------------------------------------------------------------------------------------------------------------------
Storm Lake Power Partners I LLC                           Equity
                                                          1,000
-------------------------------------------------------------------------------------------------------------------------
Storm Lake Power Partners II LLC                          Equity
                                                          1,000
-------------------------------------------------------------------------------------------------------------------------
Trakya Elektrik Uretim ve Ticaret A.S.                    Equity
                                                          37,733,000
-------------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners I                        Equity
                                                          275,000
-------------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners II                       Equity
                                                          149,000
-------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd., Series 85-A              Equity
                                                          382,000
-------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd., Series 85-B              Equity
                                                          552,000
-------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd., Series 85-C              Equity
                                                          431,000
-------------------------------------------------------------------------------------------------------------------------
ZWHC L.L.C.                                               Equity
                                                          1,624,000
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                    GUARANTEES/
                           SUBSIDIARY                   CAPITAL INVESTED           RECOURSE DEBT            NOTES
-------------------------------------------------------------------------------------------------------------------------
                     FOREIGN UTILITY COMPANIES
-------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                    Equity
                                                          37,717,000
-------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                          Equity
                                                          32,000,000
-------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.                    --
-------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro             Equity
                                                          194,000,000
-------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                         Equity
                                                          11,000,000
-------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                        Equity
                                                          32,000,000
-------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                      Equity
                                                          43,000,000
-------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                                    Equity
                                                          200,538,000
-------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                      Equity
                                                          12,064,000
-------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                   Equity                                                (d)
                                                          88,589,000
-------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                   Equity/Debt
                                                          1,802,000
-------------------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos S/A                   Equity
                                                          324,498,000
-------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                           Equity
                                                          11,000,000
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                    GUARANTEES/
                           SUBSIDIARY                   CAPITAL INVESTED           RECOURSE DEBT            NOTES
-------------------------------------------------------------------------------------------------------------------------
               FOREIGN UTILITY COMPANIES (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                       --
-------------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.                           Equity
                                                          110,337,000
-------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                      Equity
                                                          121,607,000
-------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                               --
-------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                           Equity/Equity
                                                          49,359,000
-------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                  Equity
                                                          1,000
-------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.                                 Equity
                                                          500,000
-------------------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited                       Equity
                                                          34,465,000
-------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                     Equity
                                                          21,000,000
-------------------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                                   Equity
                                                          3,907,000
-------------------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.                           Equity
                                                          42,286,000
-------------------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.                        Equity
                                                          4,118,000
-------------------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.                        Equity
                                                          3,504,000
-------------------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                                           Equity
                                                          1,716,000
-------------------------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.                          Equity/Debt
                                                          45,000
-------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                   Equity
                                                          271,908,000
-------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                              Equity                       2,750,000                (b)
                                                          16,500,000
-------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                                             Equity
                                                          101,782,000
-------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.                              Equity/Debt                  2,308,000
                                                          35,530,000
-------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                           Equity
                                                          41,404,000
-------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership            Equity                       68,833,000               (a)
                                                          48,536,000
-------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                         --
-------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                       Equity                       4,046,000
                                                          13,144,000
-------------------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                                   Equity
                                                          26,812,000
-------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                                     Equity                      54,200,000
                                                          75,936,000
-------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                             --
-------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                     Equity
                                                          13,121,000
-------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                             --                                                (c)
-------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                      --                     162,261,000                (b)
                                                                                      66,503,000                (a)
-------------------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                                            Equity                                                (d)
                                                          840,000
-------------------------------------------------------------------------------------------------------------------------

(a) Guarantees issued to support trade obligations and debt
(b) Guarantees issued to support letters of credit
(c) Holding company - holds investment in Teesside Power Ltd.
(d) Holding company - holds investment in Promigas S.A. E.S.P.

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  (For calendar year ended December 31, 1998)

--------------------------------------------------------------------------------------------------------
                   SUBSIDIARY                          CAPITALIZATION          NET EARNINGS    NOTES
--------------------------------------------------------------------------------------------------------
                     EXEMPT WHOLESALE GENERATORS
--------------------------------------------------------------------------------------------------------
Cabazon Power Partners LLC                                48,211,000                    --
--------------------------------------------------------------------------------------------------------
Enron Europe Operations Limited                               50,000                49,000
--------------------------------------------------------------------------------------------------------
Enron Wind Systems, Inc.                                  35,540,000             2,623,000
--------------------------------------------------------------------------------------------------------
Hainan Meinan Power Company CJV                          105,792,000           (3,461,000)
--------------------------------------------------------------------------------------------------------
Lake Benton Power Partners L.L.C.                         53,122,000             (879,000)
--------------------------------------------------------------------------------------------------------
Lake Benton Power Partners II L.L.C.                      43,573,000                    --
--------------------------------------------------------------------------------------------------------
Storm Lake Power Partners I LLC                              412,000                    --
--------------------------------------------------------------------------------------------------------
Storm Lake Power Partners II LLC                          17,494,000                    --
--------------------------------------------------------------------------------------------------------
Trakya Elektrik Uretim ve Ticaret A.S.                   444,482,000           (1,923,000)
--------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners I                         6,614,000             2,303,000
--------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners II                        3,595,000             1,382,000
--------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd., Series 85-A                3,440,000                96,000
--------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd., Series 85-B                5,652,000               549,000
--------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd., Series 85-C                4,368,000             (244,000)
--------------------------------------------------------------------------------------------------------
ZWHC L.L.C.                                                4,148,000               172,000
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                       FOREIGN UTILITY COMPANIES
--------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                    84,569,000            14,442,000
--------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                           8,125,000             4,979,000     (a)
--------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.                         --             (902,000)     (a)
--------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro            105,158,000            19,051,000     (a)
--------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                          1,479,000               609,000     (a)
--------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                        13,316,000             (322,000)     (a)
--------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                       9,606,000             2,488,000     (a)
--------------------------------------------------------------------------------------------------------
  Dabhol Power Company                                 1,025,848,000                    --
--------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                     374,794,000                    --
--------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                  117,608,000             (367,000)
--------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                    1,916,000              (58,000)
--------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e Servicos S/A                  994,932,000            30,661,000
--------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                            2,988,000               370,000     (a)
--------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                144,647,000            15,757,000
--------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.                          110,841,000                    --
--------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                     248,149,000            16,210,000
--------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                         55,951,000             6,109,000
--------------------------------------------------------------------------------------------------------

                                                                              9

--------------------------------------------------------------------------------------------------------
                   SUBSIDIARY                          CAPITALIZATION          NET EARNINGS    NOTES
--------------------------------------------------------------------------------------------------------
                 FOREIGN UTILITY COMPANIES (CONTINUED)
--------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                          114,210,000            15,741,000
--------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                       1,000                    --
--------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp                                     811,000               356,000
--------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited                       34,465,000                    --
--------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                      4,687,000             1,258,000     (a)
--------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                                    6,528,000             (356,000)     (a)
--------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.                           54,351,000             5,676,000     (a)
--------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.                         4,349,000               233,000     (a)
--------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.                        14,720,000               (2,000)     (a)
--------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                                            1,716,000             (184,000)     (a)
--------------------------------------------------------------------------------------------------------
  Offshore Power Operations C.V.                           (154,000)             (198,000)
--------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                  329,594,000            30,598,000     (a)
--------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                              83,979,000             6,137,000
--------------------------------------------------------------------------------------------------------
  Riogas S.A.                                             20,003,000             1,419,000     (a)
--------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.                              17,112,000           (7,263,000)
--------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                          467,801,000           (6,019,000)
--------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership           211,906,000             6,104,000
--------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                      6,018,000             2,425,000
--------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                      101,427,000             6,370,000
--------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                                   28,918,000             3,784,000     (a)
--------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                                     71,506,000                37,000
--------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                                 --                    --
--------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                     31,859,000             1,313,000
--------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                                 --             1,811,000
--------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                          --             5,396,000
--------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                                             1,257,000             (310,000)     (a)
--------------------------------------------------------------------------------------------------------

  (a) Not U.S. GAAP.
  (b) No separate financial statements are produced for this entity - amounts calculated from consolidating financial statements.
  (c) Project under construction - no financial statement available.
-------------------

           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

           SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.

           The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of March, 1999.

                                     ENRON CORP.

                                     /s/ ROBERT H. BUTTS
                                     -------------------------------
                                         By: Robert H. Butts
                                      Title: Vice President and Controller
[CORPORATE SEAL]
Attest:

/s/ KATE B. COLE
-------------------------------
Kate B. Cole


Name, title, and address of officer
 to whom notices and correspondence
concerning this statement should
be addressed:

Robert D. Eickenroht, Assistant General Counsel
-----------------------------------------------
(Name)                         (Title)

1400 Smith Street, EB 4859
Houston, Texas 77002
Telephone:           713/853-3155
Telecopy:  713/646-5847

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A


                                   APPENDIX I


                        Enron Corp. Subsidiary Interests

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A

                                  APPENDIX II

    Enron Corp. properties and subsidiary public utility company interests

-----------------------------------------------------------------------------------------------------------------------------
                  SUBSIDIARY                       PLACE OF     PRINCIPAL    PRINCIPAL          PURPOSE            % ENRON
                                                 INCORPORATION  ADDRESS       ADDRESS                             OWNERSHIP
                                                                   CITY        STATE
-----------------------------------------------------------------------------------------------------------------------------
  PORTLAND GENERAL ELECTRIC COMPANY                 Oregon       Portland     Oregon     Electric utility.         100.00
-----------------------------------------------------------------------------------------------------------------------------
       Portland General Transport Corporation       Oregon       Portland     Oregon     Sale of segmented gas     100.00
                                                                                         pipeline capacity,
                                                                                         currently inactive.
-----------------------------------------------------------------------------------------------------------------------------
       121 S.W.  Salmon St. Corporation             Oregon       Portland     Oregon     Leases PGE                100.00
                                                                                         Headquarters.
-----------------------------------------------------------------------------------------------------------------------------
             Worldwide Trade Center                 Oregon       Portland     Oregon     Development of World      100.00
             Northwest Corporation                                                       Trade Center complex
                                                                                         in Portland, Oregon.
-----------------------------------------------------------------------------------------------------------------------------
       Salmon Springs Hospitality                   Oregon       Portland     Oregon     Meeting center and        100.00
       Group, Inc.                                                                       catering business
                                                                                         line in the Portland,
                                                                                         Oregon metropolitan
                                                                                         area.
-----------------------------------------------------------------------------------------------------------------------------


Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

PGE owns wholly or jointly the following generating facilities:

----------------------------------------------------------------------------------------------------
                                                               Percent of Company's       Fuel
    Name             Location           Net Capability (MW)           Interest
----------------------------------------------------------------------------------------------------
Sullivan           West Linn, OR               16                     100.0               Hydro
----------------------------------------------------------------------------------------------------
Faraday            Estacada, OR                44                     100.0               Hydro
----------------------------------------------------------------------------------------------------
River Mill         Estacada, OR                25                     100.0               Hydro
----------------------------------------------------------------------------------------------------
Bull Run           Bull Run, OR                22                     100.0               Hydro
----------------------------------------------------------------------------------------------------
Oak Grove          Three Lynx, OR              44                     100.0               Hydro
----------------------------------------------------------------------------------------------------
Pelton             Madras, OR                  108                    100.0               Hydro
----------------------------------------------------------------------------------------------------
North Fork         Estacada, OR                54                     100.0               Hydro
----------------------------------------------------------------------------------------------------
Round Butte        Madras, OR                  300                    100.0               Hydro
----------------------------------------------------------------------------------------------------
Centralia          Centralia, OR              1,310                     2.5               Coal
----------------------------------------------------------------------------------------------------
Beaver             Clatskanie, OR              500                    100.0               Gas or Oil
----------------------------------------------------------------------------------------------------
Boardman           Boardman, OR                529                     65.0               Coal
----------------------------------------------------------------------------------------------------
Colstrip 3&4       Colstrip, MT               1,440                    20.0               Coal
----------------------------------------------------------------------------------------------------
Coyote Springs     Boardman, OR                241                    100.0               Gas or Oil
----------------------------------------------------------------------------------------------------

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A

                                  APPENDIX II
                                  (CONTINUED)


PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A


                                  APPENDIX III

A description of service, sales or construction contracts between any EWG or foreign utility company and a system company.

                         Filed confidentially with the
                       Securities and Exchange Commission
                 pursuant to Rule 104 as promulgated under the
                      Public Utility Holding Company Act

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A


                                   EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                         Filed confidentially with the
                       Securities and Exchange Commission
                 pursuant to Rule 104 as promulgated under the
                      Public Utility Holding Company Act

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A


                                   EXHIBIT B

                            Financial Data Schedule

                                  Enron Corp.
                (for the calendar year ended December 31, 1998)

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


               Total Assets                  $29,350,000,000

               Total Operating Revenue       $31,260,000,000

               Net Income                    $   703,000,000

                                                                       12/31/98
                                                              SEC FORM U-3A-2\A


                                   EXHIBIT C


An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T